ABRAXIS BIOSCIENCE, INC.

11755 Wilshire Boulevard, Suite 2000

Los Angeles, California 90025

July 1, 2009

VIA FACSIMILE (202-772-9217) AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nandini Acharya

Re:	Abraxis BioScience, Inc.
Registration Statement on Form S-3
Filed on June 18, 2009, Amended on July 1, 2009
(File No. 333-160061)
Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Abraxis BioScience, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 1:00 p.m., New York City time, on Thursday, July 2, 2009, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ABRAXIS BIOSCIENCE, INC.

By:	/s/ Charles C. Kim
Charles C. Kim
General Counsel